Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2004	2005	2006	2007 (1)	2008 (1)

Income from continuing operations	$282	$223	$271	$273	$222
Income taxes for continuing operations	137	108	132	126	121
Capitalized interest	(2)	(3)	(4)	(10)	(7)
	417	328	399	389	336

Fixed charges, as defined:

Interest	345	328	240	230	245
Capitalized interest	2	3	4	10	7
Interest component of rentals charged to operating expense	1	1	2	1	2
Total fixed charges	348	332	246	241	254

Earnings, as defined	$765	$660	$645	$630	$590

Ratio of earnings to fixed charges	2.20	1.99	2.62	2.61	2.33
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(1)	Excluded from the computation of fixed charges for the years ended December 31, 2007 and 2008 is interest expense of $4 million and $7 million, respectively, which is included in income tax expense.